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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

     Information to be Included in Statements Filed Pursuant to 13d-1(a) and
                  Amendments Thereto Filed Pursuant to 13d-2(a)

                               (Amendment No. 5)*

                           Maxcor Financial Group Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   57772G-10-0
                                 (CUSIP Number)

                                Gilbert D. Scharf
                                  P.O. Box 1124
                        Ponte Vedra Beach, Florida 32004

                                 with a copy to:

                                 General Counsel
                           Maxcor Financial Group Inc.
                       Two World Trade Center, 84th Floor
                            New York, New York 10048
                                 (212) 748-7000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 22, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages
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                                  SCHEDULE 13D

CUSIP No. 57772G 10 0                                          Page 2 of 4 Pages

 1  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Gilbert D. Scharf

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                       (b) [ ]
 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

    PF

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

                 7  SOLE VOTING POWER
 NUMBER OF
  SHARES            1,142,633 (including shares issuable upon currently
BENEFICIALLY        exercisable Options)
  OWNED BY
    EACH         8  SHARED VOTING POWER
  REPORTING
   PERSON           0
    WITH
                 9  SOLE DISPOSITIVE POWER

                    1,142,633 (including shares issuable upon currently exercisable Options)

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,142,633 (including shares issuable upon currently exercisable Options)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.0%

14  TYPE OF REPORTING PERSON*

    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 5 Pages
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     Gilbert D. Scharf (the "Reporting Person") hereby amends his Statement on
Schedule 13D, dated December 7, 1994 (previously amended on March 14, 1996, amended and restated on August 28, 1996, and further amended on each of December 9, 1997 and January 13, 1998), relating to the Common Stock, $.001 par value, of Maxcor Financial Group Inc., a Delaware corporation, as follows:

Item 3. Source and Amount of Funds or Other Consideration

The first paragraph of Item 3 is hereby deleted and replaced in its entirety by the following:

          All funds used to purchase Common Stock of the Issuer held by the Reporting Person reported in paragraphs (a), (b), (e) and (g) below were personal funds. No amount of such funds were borrowed or otherwise procured from other sources. The consideration used to acquire Common Stock of the Issuer held by the Reporting Person reported in paragraph (d) below was the Warrants of the Issuer described in paragraph (b).

The following sentence is hereby added to the end of paragraph (c) of Item 3:

          On August 5, 1998, the Issuer repriced all of its outstanding grants of options, including those of the Reporting Person (including his ISOs), to change their exercise price to $2.00 per share.

New paragraphs (f) and (g) are hereby added to the end of Item 3 as follows:

          (f) On August 14, 1998, the Reporting Person received a grant from the Issuer of an additional 75,000 Options, all of which were ISOs. The additional Options have an exercise price of $2.13 (which was 110% of the fair market value of the Common Stock on the date of grant) and vest in equal 25% increments on each of the first through fourth anniversaries of the date of grant.

          (g) On May 18, 1998, the Reporting Person purchased (for the account of the Gilbert D. Scharf Living Trust, of which the Reporting Person is sole trustee) an aggregate of 15,500 shares of Common Stock, at a per share price of $2.00, in a privately negotiated transaction. On December 9, 1998 and December 11, 1998, the Reporting Person purchased (for his IRA accounts), in the over-the-counter market through his broker, 5,000 and 1,000 shares of Common Stock, respectively, at a per share price of $1.00. On December 22, 1998, the Reporting Person purchased (for his IRA accounts) an aggregate of 20,000 shares of Common Stock in the over-the-counter market through his broker, 1,000 of which were at a per share price of $0.96875; 10,000 of which were at a per share price of $1.00; 3,800 of which were at a per share price of $1.03125, and 5,200 of which were at a per share price of $1.0625.

                               Page 3 of 5 Pages
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Item 5. Interest in Securities of the Issuer.

Paragraph (a) of Item 5 is hereby deleted and replaced in its entirety by the following:

          (a) The Reporting Person currently beneficially owns 1,142,633 shares of Common Stock. This number of shares represents: (i) 631,339 shares of Common Stock that are directly owned (including through IRA accounts) by the Reporting Person, (ii) 411,294 shares of Common Stock that are held in the Gilbert D. Scharf Living Trust, of which the Reporting Person is the sole trustee and (iii) 100,000 Options that are currently exercisable. In its Quarterly Report on Form 10-Q for the three months ended September 30, 1998, the Issuer reported that a total of 11,323,782 shares of Common Stock were outstanding as of November 12, 1998. Based on such information, the Common Stock currently beneficially owned by the Reporting Person represents approximately 10.0% of the Common Stock outstanding (including shares issuable upon exercise of the currently exercisable Options held by the Reporting Person).

Item 6. Contracts, Understandings or Relationships with Respect to Securities of the Issuer

The 12th paragraph under Item 6 (commencing with "All shares of Common Stock currently beneficially owned...") is hereby deleted and replaced in its entirety by the following:

          951,133 of the shares of Common Stock currently beneficially owned by the Reporting Person are covered by the provisions of the Registration Rights Agreement, reflecting the 831,666 shares beneficially owned by the Reporting Person at the time of execution of the Registration Rights Agreement plus the 119,467 shares of Common Stock received by the Reporting Person pursuant to the exchange of his Warrants in the Offer.

                               Page 4 of 5 Pages
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                                 SIGNATURE PAGE

     After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this Statement is true, complete and correct.

Dated: December 23, 1998
                                       /s/ Gilbert D. Scharf
                                         Gilbert D. Scharf

                               Page 5 of 5 Pages